UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM N-8F

Application for Deregistration of Registered Investment Company

I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [  ]     Merger

         [X]      Liquidation

         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [  ]     Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

                  The First Philippine Fund Inc. (the "Fund")

3.       Securities and Exchange Commission File No.: 811-05902

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, ZIP Code):

                  575 Madison Avenue
                  New York, New York 10022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  William H. Bohnett
                  Fulbright & Jaworski L.L.P.
                  666 Fifth Avenue
                  New York, New York 10103
                  (212) 318-3318


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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  Leopoldo M. Clemente, Jr.
                  The First Philippine Fund Inc.
                  575 Madison Avenue
                  New York, New York 10022
                  (212) 605-0486

                  David J. Castaldi
                  PFPC Inc.
                  103 Bellevue Parkway
                  Wilmington, Delaware 19809
                  (302) 791-1879

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X] Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [  ]     Open-end          [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Clemente Capital, Inc.
                  575 Madison Avenue
                  New York, New York 10022

                  PNB Investments Limited
                  2/F PNB Financial Center
                  Pres. Diosdado P. Macapagal Boulevard
                  Pasay City, Philippines 1300


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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Not applicable.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es): Not applicable.

         (b) Trustee's name(s) and address(es): Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [  ]     Yes               [X]     No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-______

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

                  If Yes, state the date on which the board vote took place:

                           March 27, 2003

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

                  If Yes, state the date on which the shareholder vote took place:

                           June 11, 2003

                  If No, explain:




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II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                           July 29, 2003

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [  ]     Yes              [X]      No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities?

         [  ]     Yes               [X]     No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [  ]     Yes               [X]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

                  The Fund has 9,732,600 shares of its common stock outstanding. On June 18, 2003 (the "Effective Date" of the Plan of Liquidation), the Fund had 177 shareholders of record and an undetermined number of beneficial owners.


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         (b) Describe the relationship of each remaining shareholder to the fund:

                  Shareholders of record on the Effective Date are entitled to receive all liquidating distributions on a pro rata basis.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [X] Yes [ ] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         On July 29, 2003 the Fund made its first liquidating distribution of $24,526,152 on a pro rata basis to all shareholders of record on the Effective Date. Such distribution amounts to approximately 95% of the current net assets of the Fund. The Fund plans to hold the remaining amount of $1,200,000 in cash as a reserve pending final disposition of a lawsuit against the Fund. The Fund intends to make a second and final liquidating distribution as soon as practicable.

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [X] Yes [ ] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                           Cash, $1,200,000

         (b) Why has the fund retained the remaining assets?

                           As a reserve pending final disposition of a lawsuit against the Fund.

         (c) Will the remaining assets be invested in securities?

                  [  ]     Yes              [X]      No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X] Yes [ ] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:


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                           $403,500 in cash for final expenses, consisting of
                           the following: legal/litigation ($140,000), transfer agent ($25,000), administration ($40,000), miscellaneous ($125,000), insurance ($48,500) and auditing ($25,000).

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                           From amounts allocated for final expenses.

IV.      Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

                  (i)   Legal expenses:              $46,984.56

                  (ii)  Accounting expenses:         $     0.00

                  (iii) Other expenses (list and identify separately):

                           Proxy Solicitation        $33,042.85

                           Special Board Meetings    $ 2,000.00

                           Printing                  $ 4,162.00

                           Shareholder Mailings      $ 8,926.26

                  (iv) Total expenses (sum of lines (i)-(iii) above): $95,115.67

         (b) How were those expenses allocated?

                  The expenses above were allocated on a pro rata basis.

         (c) Who paid those expenses?

                  All of the expenses were paid by the Fund.

         (d) How did the fund pay for unamortized expenses (if any)?

                  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



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V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [X] Yes [ ] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

                  The Fund is a defendant in a purported class action lawsuit entitled Walter S. Baer, on behalf of himself and all others similarly situated, v. The First Philippine Fund Inc. (Index No. 2002-122369) which was filed on October 10, 2002 in the Supreme Court of the State of New York, County of New York. Plaintiff alleges that there was a purported agreement between the Fund and "plaintiff and all other Fund shareholders" that, if certain conditions were met, "the Fund would take timely action to allow shareholders to realize NAV for their shares." Plaintiff claims that, among other things, he and the other class members are entitled to specific performance of this alleged agreement.

                  The Fund believes that the lawsuit is without merit and has contested the litigation. The Fund has made a motion to dismiss the lawsuit. In a court hearing on July 7, 2003, Judge Gammerman indicated that such motion to dismiss would be granted. The Fund is awaiting the court's written decision.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes               [X]     No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a) State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION


         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The First Philippine Fund Inc., (ii) he is the President of The First Philippine Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date:  August 4, 2003
                                            /s/ Leopoldo M. Clemente, Jr.
                                            Name: Leopoldo M. Clemente, Jr.
                                            Title: President